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                          March 28, 2023

       Stephen Fitzpatrick
       Chief Executive Officer
       Vertical Aerospace Ltd.
       Unit 1 Camwal Court, Chapel Street
       Bristol BS2 0UW
       United Kingdom

                                                        Re: Vertical Aerospace
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed March 22,
2023
                                                            File No. 333-270756

       Dear Stephen Fitzpatrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              J. David Stewart